SembCorp
Industries

SUPPL

06014272

Rule 12g3-2(b) File No. 825109

26 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUN 09 2006
WASH, D.C. 185 SECTION

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

May

Kwong Sook May
Company Secretary

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

Enc

dlw 6/12

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

May 26, 2006

SEMBCORP DIVESTS STAKE IN NIRWANA GARDENS

SembCorp Industries Ltd ("SembCorp") announces that its wholly owned subsidiary, Sembawang Nominees Pte Ltd, has today entered into an agreement with Successpro Limited, to sell its 20,999,550 ordinary shares in Pulau Holdings Pte Ltd ("Pulau Holdings") for a cash consideration of S$3.8 million. The shares represent 53.845% of the total outstanding shares in Pulau Holdings.

Pulau Holdings holds a 65% equity stake in PT Alam Indah Bintan ("PT AIB"), a company incorporated in Indonesia to develop and own Nirwana Gardens Resort ("Nirwana Gardens").

The sale is in line with SembCorp's move to sharpen its strategic focus on a smaller group of core businesses such as its utilities and marine engineering businesses.

The sales consideration was arrived taking into account the adjusted net asset value of PT AIB as at 31 March 2006.

The sale has resulted in a net exceptional gain of approximately S$11 million for FY2006.

None of the Directors or controlling shareholders of SembCorp have any interest, directly or indirectly, in the transaction.

--- End ---

For media and analysts' enquiries, please contact:

April Lee, Ms
Vice President
Group Corporate Relations
Tel: +65 6723 3160
Email:april.lee@sembcorp.com.sg